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                              July 6, 2023

       Chris Nielsen
       Chief Financial Officer
       Redfin Corporation
       1099 Stewart Street, Suite 600
       Seattle, WA 98101

                                                        Re: Redfin Corp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 16,
2023
                                                            File No. 001-38160

       Dear Chris Nielsen:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Acquired Intangible Assets and Goodwill
       Goodwill, page 44

   1. Please disclose whether you believe the estimated fair values of your reporting units substantially exceed
their carrying values. For any reporting units that have estimated fair values that do not
substantially exceed their carrying values, please provide useful and meaningful information
that would allow investors to better assess the probability of a future goodwill
impairment, including the following:
                                                            Identify the
reporting unit and quantify the amount of goodwill allocated to the reporting unit.
                                                            Disclose the
percentage by which the estimated fair value exceeded carrying value as of the date of the most
recent impairment test.
                                                            Disclose and
discuss the specific critical assumptions used in your fair
                                                        value determination.
 Chris Nielsen
Redfin Corporation
July 6, 2023
Page 2
          Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
          Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Kristi Marrone at 202-551-3429 with any questions.



                                                          Sincerely,
FirstName LastNameChris Nielsen
                                                          Division of
Corporation Finance
Comapany NameRedfin Corporation
                                                          Office of Real Estate
& Construction
July 6, 2023 Page 2
cc:       Anthony Kappus
FirstName LastName